RECEIVED

2005 MAY 11 A 9:01

OFFICE OF INTE... CORPORATE FI...

Rule 12g3-2(b) File No. 82-34825



05007743

05.05.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,





A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

PROCESSED



MAY 13 2005

THOMSON
FINANCIAL

Enclosure;

Agenda of the Extraordinary General Meeting



LNDOCS01/383038.1

File No : 82 - 34825

In accordance with the Board of Directors decision, held on 05 May 2005, an Extraordinary General Meeting will be held on 30 May 2005 Monday at 14:30 in Sabancı Center 4. Levent / İstanbul with the following agenda;

Agenda of the Extraordinary General Meeting :

1- Appointment of the Directing Council of the General Meeting, and authorization of the Council for signing of the minutes of the General Meeting,

2- In relation to the acquisition of Ak Uluslararası Bankası A.Ş. (former BNP-Ak-Dresdner Bank /İstanbul), ratification of Akbank's balance sheet and profit and loss accounts as of 31 March 2005, approved by the independent auditors

3- In relation to the acquisition of Ak Uluslararası Bankası A.Ş., ratification of draft acquisition contract and the preperation and signing of the acquisition contract. Authorization of the Board of Directors to undertake necessary procedures with the authorized institutions,

4- In accordance with the Board of Directors' proposal and the permissions taken from legal authorities, amendmend of the 4th, 9th and 26th articles of the articles of association and addition of a temporary article in order to harmonize with the changes into New Turkish Lira.

The amended version (marked in red) of the proposed articles and the temporary article are as below;

Article: 4 –

I. The Bank is incorporated in order to carry out all sorts of banking transactions, to enter into undertakings and activities in all economical, financial and commercial fields permitted by the legislation and to deal with all matters which the law permits banks to do or carry out; including but not limited to those set out below.

II. The Bank may extend all sorts of term or demand loans, notation credits, revolving loans, credits with or without collateral, credits drawn in New Turkish Liras or in foreign currency, credits in cash, in kind or in commodity, it may carry out transactions of discount, purchasing, advance against commercial papers or goods, or rediscount, it may form or participate in, take over or transfer credit syndicates.

III: The Bank may accept all sorts of deposits.

IV: The Bank may carry out all sorts of payment transactions, especially those such as checks, letters of credit, money orders, payment against documents or goods. The Bank may further undertake all transactions such as swich, swap, clearing and mutual, parallel or multi-sided commercial organisations.

V. The Bank may carry out all sorts of transactions with the Turkish Central Bank and with its mediation.

VI. The Bank may carry out all sorts of capital market transactions and may undertake capital market activities; may dispose of or transact with all

capital market instruments, may act as broker in all transactions of issuing, sale or distribution of capital market instruments; may issue asset backed securities, may establish, run, transfer, take over or dispose of all funds provided for by the capital market legislation; may undertake activities permitted by the capital market legislation to banks as capital market subsidiary institutions.

VII. The Bank may carry out all sorts of stock exchange activities, may function as a brokerage firm in terms of the capital market legislation and may pursue activities necessary therefor.

VIII. The Bank may carry out all sorts of exchange and guarantee transactions.

IX. Within the limit and scope provided for by the legislation, The Bank may do investment banking or merchant banking; may organize or finance mergers and acquisitions of companies.

X. The Bank may give services regarding open or closed deposit, safe deposit boxes, and collective deposit and may further act as central depository for uncertificated securities within the meaning of the capital market law or may undertake such services and activities jointly with others or may have them carried out by others or may organise them.

XI. The Bank may carry out all sorts of banking transactions with national and/or international credit institutions and banks, it may establish consortiums and may enter into all sorts of cooperation.

XII. The Bank may enter into the abovementioned transactions directly or together with domestic or foreign legal or natural persons or as agent in their name and account and if it deems necessary for their attainment, may establish companies or may participate in domestic or foreign companies already established or may take over, in part or in whole, existing companies or enterprises.

XIII. The Bank may establish holding companies, may carry out holding transactions and may finance businesses which come under the Bank's purpose and scope of business. It may further deal with procurement of and participating in foreign investment, within the scope of such legislation concerning Turkey.

XIV. The Bank may establish courses or scholarships in order to provide qualified personnel, or may send employees or students abroad for research, training or education.

XV. The Bank may establish social or cultural facilities or may participate in existing ones. The Bank may extend donations in line with the CMB regulations.

XVI. In order to attain the abovementioned purposes or for its own needs, the Bank may rent, purchase, acquire or construct real property and where necessary, may transfer, dispose of or mortgage the same to others and may carry out all acts of disposal.

XVII. The Bank may receive mortgages in accordance with the provisions of the Banking Code or may receive mortgages for the purpose of covering any damage caused to the Bank by wrongful deeds or transactions of third

persons or for the purpose of securing its credits and may change the terms of the mortgages it has received or may release them.

XVIII. The Bank may purchase real property of persons or third persons in order to provide the payment of any credits or any damage caused to the Bank by wrongful deeds or transactions.

XIX. The Bank may give consultancy services in matters which fall under its scope of business.

These matters are not exhaustive and the limit of activities which the Bank may carry out is that rendered possible by the laws of the Republic of Turkey.

Article: 9 -

A. The Bank has adopted the system of authorised capital with permission dated 02.12.1999 number 116/1376 of the Capital Market Board. The authorised capital of the Bank is 2,500,000,000 (twobillionfivehundredmillion) New Turkish Liras.

B. The issued capital of the Bank is TRY 1,500,000,000 (onebillionfivehundredmillion) divided into 150,000,000,000 (onehundredfiftybillion) registered shares each with a nominal value of 1 New Kuruş

C.Shares with Series 1 to 11 constituting TRY 50,000,000 (fiftymillion) of the TRY 1,500,000,000 (onebillionfivehundredmillion) capital has been merged as Series 12. The remaining TRY 1,450,000,000 (onebillionfourhundredfiftymillion) is comprised of Series 13, 14, 15,16,17, 18 and 19 shares. The issued capital is fully paid.

D. So long as the General Assembly does not decide on the contrary, the current shareholders of the Bank are entitled to purchase, in proportion to their current shareholding, new shares to be issued against capital in cash. For these shares, the preemptive rights of shareholders who do not present their new share purchase coupons and perform payment in cash in accordance with the communiqués of the Capital Market Board and the relevant provisions of the Turkish Commercial Code, by addressing the Bank in the time period to be determined by the Board of Directors which is not to be shorter than 15 or longer than 60 days commencing from the event depicted by the aforementioned legislation, shall be void. The shares released due to unused preemptive rights shall be subject to relevant legislation.

E. All shares must be registered and must be quoted at the Stock Exchange.

F. 564 founder shares and 2000 usufruct shares shall benefit equally from the profit to be distributed according to Art. 82 C (a) of these Articles of Association. In case of liquidation, the founder shares and usufruct shares are entitled to a share from the liquidation which shall be determined in the liquidation decision.

The transfer and disposal of promoter's certificates and profit-sharing certificates are subject to the provisions on registered shares.

Article: 26 - Chairman and each of the members of the Board of Directors are obliged to deposit to the company, shares equal to one percent of the basic capital. However, if one percent of the basic capital exceeds the amount set in the related article of the Turkish Commercial Code, the excess is not required to be deposited.

For members of the Board of Directors who are elected in representation of companies, the duty of depositing shares is fulfilled by the companies that they represent.

Temporary Article 1;

In accordance with the new code "The Law on the amendmend to the Turkish Commercial Code" numbered 5274, nominal value of a share is changed to 1 New Kuruş, previously a nominal value of TL1,000. Therefore, 10 shares each with a nominal value of TL 1,000 will be replaced by new shares with a nominal value of 1 New Kuruş. In case the shares held by the shareholders have a nominal value less then 1 New Kuruş, the owners will be given receipts. If these receipts are presented in bundles over 1 New Kuruş, they will be replaced with shares. In relation to the replacement, shareholders' existing rights due to the ownership continue to exist.

Shares with series 12,13,14,15,16,17,18 and 19 will be merged and changed with the serial 20. In relation to the merger and replacement, shareholders' existing rights due to the ownership continue to exist.

The replacement process will be initiatited by the Board of Directors, in line with the regulations that will be put in place with the new registry system of the capital market instruments.